InterOil Begins Drilling Bobcat-1 Well

PORT MORESBY, Papua New Guinea and SINGAPORE, March 5, 2014 /PRNewswire/ -- InterOil Corporation (NYSE:IOC; POMSoX:IOC) today announced that following the approval of the drilling plan by the Papua New Guinea Department of Petroleum and Energy it has started drilling its Bobcat-1 exploration well in Petroleum Prospecting Licence 238 in the Gulf Province of Papua New Guinea.

Bobcat-1 is an exploration well designed to assess the hydrocarbon potential of the carbonates within the Bobcat structure and gather data on shallow marine carbonate reservoir presence, quality and preliminary hydrocarbon volumes.

The well will be drilled vertically to a total depth of 3,134 meters (10,282 feet). The well is expected to take approximately 90 days to drill, log and test, contingent on drilling conditions.

About InterOil

InterOil Corporation is a vertically integrated oil and gas company in Papua New Guinea. It has exploration licences over approximately 3.9 million acres (about 1.6 million hectares) and holds a major interest in the large Elk-Antelope gas field, which is being developed for a liquefied natural gas project with Total of France. InterOil owns and operates Papua New Guinea's only oil refinery, and operates an extensive petroleum retail and commercial distribution network. It has corporate headquarters in Singapore and its operations office in Port Moresby and employs about 1000 people. InterOil is listed on the New York and Port Moresby stock exchanges.

Investor contacts for InterOil

Houston	Singapore

Wayne Andrews, Vice President Capital Markets	Don Spector, Chief Financial Officer
Wayne.Andrews@InterOil.com	Don.Spector@InterOil.com
Phone: +1-281-292-1800	Phone: +65-6507-0222

Meg LaSalle, Investor Relations Coordinator
Meg.LaSalle@InterOil.com
Phone: +1-281-292-1800

Media contacts for InterOil

John Hurst, Cannings
jhurst@cannings.net.au
Phone: +61 418 708 663

Forward Looking Statements
This press release includes "forward-looking statements" as defined in United States federal and Canadian securities laws. All statements, other than statements of historical facts, included in this press release that address activities, events or developments that InterOil expects, believes or anticipates will or may occur in the future are forward-looking statements, including in particular, the presence of shallow marine carbonate reservoir, hydrocarbon volumes, and the estimated drilling time of the Bobcat well. These statements are based on our current beliefs as well as assumptions made by, and information currently available to us. No assurances can be given however, that these events will occur. Actual results could differ, and the difference may be material and adverse to the Company and its shareholders. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of the Company, which may cause our actual results to differ materially from those implied or expressed by the forward-looking statements. Some of these factors include the risk factors discussed in the Company's filings with the Securities and Exchange Commission and on SEDAR, including but not limited to those in the Company's Annual Report for the year ended December 31, 2012 on Form 40-F and its Annual Information Form for the year ended December 31, 2012. Investors are urged to consider closely the disclosure in the Company's Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov and its Annual Information Form available on SEDAR at www.sedar.com.